EXHIBIT 2

Lipman Electronic Engineering Ltd.
Written ballot pursuant to the Companies Regulations
(Written ballot and shareholders statements) 2006

Part 1

1.	Name of company

Lipman Electronic Engineering Ltd. (the ‘‘Company’’)

2.	Type of general meeting, date and place of its convening

Special General Meeting.

The meeting will be held on Thursday, September 14, 2006 at 18:30, at the principal executive offices of the Company located at 11 Ha'Amal Street, Park Afek, Rosh Ha'Ayin 48092. If the meeting is postponed, it will be held on Thursday, 21 September, 2006, in the same place and at the same time.

3.	The items on the agenda regarding which a written ballot can be used for voting

3.1	Item No. 1 on the agenda – Approval of the Agreement and the Plan of Merger

Approval, adoption and ratification of the Agreement and Plan of Merger dated April 10, 2006, by and among the Company and VeriFone Holdings, Inc., a Delaware company (‘‘VeriFone’’), and Lion Acquisitions Ltd., a company incorporated under the laws of the State of Israel and a wholly-owned subsidiary of VeriFone (‘‘Lion’’), and the merger of Lion into the Company in accordance with the provisions of the Companies Law, 1999 (the ‘‘Companies Law’’), so that the Company will become a fully owned subsidiary of VeriFone.

Below are details about the Agreement and Plan of Merger:

On April 10, 2006, the Agreement and Plan of Merger (the ‘‘Merger Agreement’’) was signed by and among VeriFone, Lion and the Company. According to the Merger Agreement, on the date of closing of the merger transaction, Lion will be merged with and into the Company (in accordance with the provisions of Section 323 of the Companies Law), so that VeriFone will become the owner of all of the shares of the Company (or in other words, the Company will become a wholly-owned subsidiary of VeriFone), and the shareholders of the Company will receive in consideration from VeriFone, cash and/or shares of VeriFone, as they may elect and subject to certain terms prescribed in the Merger Agreement. The closing of the transaction which is the subject of the Merger Agreement is subject to the fulfillment of certain terms prescribed in the Merger Agreement.

Under the Merger Agreement, it was agreed that the shareholders of the Company would receive from VeriFone, on the date of closing of the merger transaction, in consideration for each ordinary share of the Company, par value NIS 1.00 which they hold, consideration consisting of (a) US $12.804 in cash, and (b) 0.50 of a share of VeriFone. Alternatively, each shareholder of the Company may elect to receive in consideration for each ordinary share of the Company, US $27.57 in cash or 0.9336 of a share of VeriFone. The aforementioned consideration reflects the distribution of a cash dividend of $1.5 per ordinary share of the Company, that the Company intends to distribute to its shareholders after obtaining the shareholders approval of the merger, and prior to its closing. The consideration that will be paid to the shareholders of the Company is subject to adjustments so that the total consideration to the shareholders of the Company will be divided equally between cash and VeriFone shares. On the date of closing of the transaction, the shareholders of the Company are expected to hold approximately 13% of the issued capital of VeriFone.

3.2	Item No. 2 on the agenda – Amendment of the Company's Articles of Association

Approval of amendment of the Company's articles of association so that Article 25 of the Company's articles of association will be replaced in full by the proposed new Article 25, as follows:

25.	Exemption, insurance and indemnity

25.1	The Company may exempt an officer in advance from all or part of his liability for loss due to breach of the duty of care towards it, except from his liability towards it due to breach of the duty of care in a distribution.

25.2	Subject to the provisions of the Companies Law, the Company may enter into an agreement for the insurance of the liability of an officer, including an officer of the Company who serves or served on its behalf or at its behest as a director in another company in which the Company holds shares, directly or indirectly, or in which the Company has an interest (‘‘Director in Another Company’’), for a duty imposed upon him for an action he performed in his capacity as an officer, in each of the following cases:

25.2.1	breach of a duty of care towards the Company or towards another person;

25.2.2	breach of fiduciary duty towards the Company, provided that the officer acted in good faith and has reasonable grounds for assuming that the action would not harm the interests of the Company;

25.2.3	a financial liability imposed upon him in favor of another person.

25.3	The Company may indemnify an officer for a liability or expense referred to in sub-sections 25.3.1 to 25.3.3 below, which was imposed upon him due to an action he performed in his capacity as an officer in the Company:

25.3.1	a financial liability imposed upon him in favor of another person in a court decision, including a decision given in a settlement or in an arbitration award confirmed by a court of law;

25.3.2	reasonable litigation expenses, including attorneys' fees, incurred by an officer due to an investigation or proceeding conducted against him by an authority competent to conduct an investigation or proceeding, and which ended (a) without an indictment being filed against him and without a financial liability being imposed upon him in lieu of a criminal proceeding, or (b) without an indictment being filed against him but with the imposition of a financial liability in lieu of a criminal proceeding for an offense which does not require proof of criminal intent;

25.3.3	reasonable litigation expenses, including attorneys' fees, incurred by the officer or which he was ordered to pay by a court of law, in a proceeding filed against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or a criminal indictment in which he was convicted of an offense which does not require proof of criminal intent.

25.4	The Company may also make a commitment in advance towards an officer to indemnify him in respect of a liability or expense as described in Article 25.3 above, provided that as far as the circumstances set out in Article 25.3 above are concerned, the commitment will be limited to types of events which the Board of Directors believes to be foreseeable in view of the actual activities of the Company at the time of making the commitment to indemnify, and to an amount or criterion which the Board of Directors has determined to be reasonable in the circumstances, and that the commitment to indemnify names the aforementioned events and the aforementioned amount or criterion, and provided that the total amount of indemnity does not exceed 25% of the equity of the Company on the date of indemnification, according to its latest financial statements, on the date of actually making the indemnity payment.

25.5	The Company may also indemnify an officer retroactively.

25.6	Subject to the provisions of the Companies Law, the Company may indemnify any person, including officers of the Company, who serve or served on its behalf or at its behest as a Director in Another Company in which the Company holds shares, directly or indirectly, or in which the Company has an interest, for a duty or expense as set forth in Article 25.3 above, which is imposed upon him due an action he performed in his capacity as a Director in Another Company, by way of retroactive indemnification or by way of making a commitment to indemnify in accordance with the provisions of Article 25.4 above.

25.7	Articles 25.1 to 25.6 shall not apply in each of the following cases:

25.7.1	breach of fiduciary duty, except for the matter of indemnity and insurance for breach of fiduciary duty as provided in Articles 25.2.2 above;

25.7.2	deliberate or reckless breach of the duty of care, except if by negligence only;

25.7.3	an action performed with intent to make unlawful personal gain;

25.7.4	a fine or forfeit imposed on an officer.

25.8	Resolutions concerning grant of exemption, insurance, indemnity or a commitment to indemnify a director and/or an officer who is not a director, shall be made subject to any law.

25.9	A resolution approving exemption, insurance and indemnity in the Company's articles of association, and its amendment, shall be adopted by a majority as provided in Section 262(b) of the Companies Law or any other section which supersedes it.

3.3	Item No. 3 on the agenda – Amendment of the letters of indemnification for the directors

Approval of amendment of the letters of indemnification for the directors in view of Amendment No. 3 to the Companies Law from March 2005, after its approval by the Board of Directors and the Audit Committee of the Company. Amendment of the letters of indemnification reflects the amendment proposed for the Company's articles of association as set forth in Section 3.2 above, and includes specifically the merger of the Company with VeriFone (which is mentioned in Section 3.1 above) as an indemnifiable event under those letters of indemnification.

4.	The place where and times when the full text of the proposed resolutions can be reviewed

The full text of the proposed resolutions can be reviewed in the principal executive offices of the Company located at 11 Ha’amal Street, Park Afek, Rosh Ha'Ayin, during standard business hours and by appointment with the Company’s Secretary, Dr. Hannah Reller. Tel: 03-9029730.

5.	The majority required for passing a resolution at the General Meeting in each of the items on the agenda for which a vote can be cast by written ballot

5.1	The majority required for approval of the Agreement and Plan of Merger referred to in Section 3.1 above is a majority of seventy-five percent (75%) of all the votes cast at the meeting, without taking the abstentions into account.

5.2	The majority required for approval of amendment of Article 25 of the Company's articles of association as set out in Section 3.2 above, is a majority of the votes cast at the meeting, provided that one of these obtains: (1) the count of the majority votes at the meeting includes at least one third (1/3) of all the votes of the shareholders who do not have a personal interest in the passing of the resolution, who participate in the vote (excluding abstentions); (2) the total votes opposed to the resolution from among the shareholders referred to in sub-section (1) above, does not exceed one percent (1%) of all the voting rights in the Company.

5.3	The majority required for approval of the letters of indemnification for the directors as described in Section 5.3 above, is divided into two:

•	The majority required for approval of amendment of the letters of indemnification for directors who could be considered to be controlling shareholders in the Company (i.e. Meir Shamir, Ishai Davidi and Mordechai Gorfung), is a majority of those voting at the meeting, provided that one of the following obtains: (1) the count of the majority votes at the meeting includes at least one third (1/3) of all the votes of the shareholders who do not have a personal interest in the passing of the resolution, who participate in the vote (excluding abstentions); (2) the total votes opposed to the resolution from among the shareholders referred to in sub-section (1) above, does not exceed one percent (1%) of all the voting rights in the Company.

•	The majority required for approval of amendment of the letters of indemnification of all the other directors, i.e. directors who are nor controlling shareholders in the Company, is a majority of those voting at the meeting.

6.	Vote on a change of the articles of association, on approval of an exceptional transaction with a controlling shareholder and on approval of a merger

In the second part of this written ballot, space is allotted for marking the existence or absence of an interest, as required by the provisions of Sections 262(b), 275 and 320(c) of the Companies Law, and for describing the nature of the relevant interest. It is clarified that the vote of anyone who does not mark the existence or absence of an interest as aforesaid, or does not describe the nature of that interest, will not be counted.

7.	Validity of the written ballot

The written ballot will be valid only if the following documents are attached to it and if it is submitted to the Company (including by registered mail) up to seventy-two (72) hours prior to the time of the vote.

Unregistered shareholder1 – Certification of ownership (see Section 12 below).

Registered shareholder2 – Photocopy of ID card, passport or certificate of incorporation.

A written ballot which is not submitted in accordance with the provisions of this section, will be invalid.

On this matter, the ‘‘date of submission’’ is the date on which the written ballot and the documents attached to it, were delivered to the Company's offices.

8.	The Company does not allow voting via the Internet.

9.	The address of the Company for delivery of written ballots and shareholders statements

The Company's offices (to the Company’s Secretary, Dr. Hannah Reller), 11 Ha'Amal Street, Park Afek, Rosh ha'Ayin 48092.

10.	The last date on which shareholders may submit shareholders statements to the Company

Up to ten (10) days after the Record Date (the ‘‘Last Date for Dispatch of Shareholders Statements by the Shareholders’’).

[1]	Whoever has shares registered to his credit with a member of the Tel Aviv Stock Exchange Ltd. and those shares are included among the shares registered in the shareholders register in the name of a nominees company.

[2]	A shareholder registered in the Company's books.

The last date for submitting the response of the Board of Directors to the shareholders statements

No later than five (5) days after the Last Date for Dispatch of Shareholders Statements by the Shareholders.

11.	Addresses of Internet sites where written ballots and shareholders statements can be found.

The distribution site of the Israeli Securities Authority (the ‘‘Distribution Site’’): http://www.magna.isa.gov.il.

The	website of the Tel Aviv Stock Exchange Ltd.: http://maya.tase.co.il.

12.	An unregistered shareholder is entitled to receive a certification of ownership at the branch of the member of the Tel Aviv Stock Exchange Ltd. or by mail, if requested. A request of this kind will be made in advance, in respect of a specific securities account.

13.	An unregistered shareholder is entitled to receive, by electronic mail and free of charge, a link to the text of the written ballot and shareholders statements on the Distribution Site, from the member of the Tel Aviv Stock Exchange Ltd. through which he holds his shares, unless he notified such member of the Tel Aviv Stock Exchange Ltd. that he does not wish to receive such a link or he wishes to receive written ballots by mail for payment; his notice concerning written ballots shall apply also for the receipt of shareholders statements.

14.	One (1) or more shareholders who hold shares in a percentage comprising five percent (5%) or more of the total voting rights in the Company, and whoever holds such a percentage of all the voting rights which are not held by a controlling shareholder in the Company as defined in Section 268 of the Companies Law (‘‘Controlling Shareholder’’), is entitled, himself or through his proxy, after the convening of the General Meeting at the Company's office (the address of which is written in Section 9 above), during standard business hours, to review the written ballots as set forth in Article 10 of the Companies Regulations (Written ballots and position notices) 2005.

The number of shares comprising five percent (5%) of all the voting rights in the Company is 1,339,746 ordinary shares of NIS 1.00 par value each.

The number of shares comprising five percent (5%) of all the voting rights in the Company which are not held by a Controlling Shareholder, is 1,111,991 ordinary shares of NIS 1.00 par value each.

A shareholder will state, on the second part of this written ballot, how he elects to vote on the items on the agenda.

Lipman Electronic Engineering Ltd.
Written ballot pursuant to the Companies Regulations
(Written ballot and shareholders statements) 2006

Part 2

Name of company: Lipman Electronic Engineering Ltd.

Address of the Company (for delivery and dispatch of written ballots: 11 Ha'Amal Street, Park Afek, Rosh Ha'Ayin 48092 (addressed to the Company’s Secretary, Dr. Hannah Reller).

Company number: 520038944

Date of meeting: Thursday, September 14 2006, at 18:30.

Type of meeting: Special General Meeting.

Record Date: August 15, 2006.

Particulars of the shareholder

1.	Name:

2.	ID No.

3.	If the shareholder does not have an Israeli ID card –

Passport No.

Country of issue:

Expiry date:

4.	If the shareholder is a corporation –

Corporation no.

Country of incorporation:

Votes:

Item number on the agenda	Vote*	Approval of merger – are you the other merging company or a person holding means of control as provided in Section 320(c) of the Companies Law**	Concerning
changing the
articles of
association dealing
with exemption,
indemnity or
insurance (Section
262(b) of the
Companies Law) –
Do you have a
personal interest in
the adoption of the
resolution**	Concerning
approval of a
transaction under
Section 275 of the
Companies Law
(amendment of the
letters of
indemnification for
the directors who
are controlling
shareholders) – Do
you have a personal
interest in the
adoption of the
resolution**
	For	Agst	Abst	Yes***	No	Yes***	No	Yes***	No
No. 1 (approval of merger)
No. 2 (amendment of the articles of association)
No. 3 (amendment of the letters of indemnification)

*	Failure to mark will be deemed to be an abstention from voting on that item.

**	The vote of a shareholder who does not fill out this column or who marks ‘‘Yes’’ and does not provide specifications, will not be counted.

***	Specify below.

Date:	Signature:

For shareholders who hold shares through a member of the Tel Aviv Stock Exchange Ltd. (pursuant to Section 177(1) of the Companies Law) – this written ballot is valid only together with a certification of ownership.

For shareholders registered in the Company's register of shareholders – this written ballot is valid together with a photocopy of the ID card / passport / certificate of incorporation.

Details

1.	For the matter of approval of the merger – Item 1 on the agenda (see Section 3.1 in Part 1 of this written ballot).

Below are details concerning my being a person who holds means of control as referred to in Section 320(c) of the Companies Law:

2.	For the matter of approval of amendment of the articles of association of the Company concerning exemption, insurance and indemnity – Item 2 on the agenda (see Section 3.2 in Part 1 of this written ballot):

Below are details concerning my having a personal interest in the adoption of the resolution as described in Section 262(b) of the Companies Law:

3.	For the matter of approval of amendment of the letters of indemnification for the directors who are controlling shareholders in the Company (approval of a transaction pursuant to Section 275 of the Companies Law) – Item 3 on the agenda (see Section 3.3 of Part 1 of this written ballot):

Below are details concerning my having a personal interest in the resolution: